GOLCONDA RESOURCES LTD.

#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P [redacted]
Ph: (403) 232-6828 Fax: (403) 2[redacted]

November 22, 2002

RELEASE

UP-DATE ON NEVADA GOLD EXPLORATION

In the Carlin area of north-central Nevada over 100 million ounces of gold have been found in the last 15 years. This gold occurs in about 40 high-grade ore bodies, aligned over a distance of about 60 km. Nearly all of these deposits are blind.

Golconda Resources believes that the intersection of the Walker Lane Trend with the Palaeozoic limestone sequence, to the east of Tonopah, is equivalent to the Carlin Trend intersecting the same Palaeozoic limestone sequence to the north of Carlin and therefore has a high potential for blind, large, high-grade gold deposits.

With the recently announced joint venture between Newmont Mining and Midway Gold and their staking of 1,500 claims (30,000 acres) along 15 miles of Walker Lane structure in the Ralston Valley, north-east of Tonopah, attention was brought to that area.

Golconda Resources Ltd. has three properties with Carlin type gold targets in Ralston Valley.

1) <u>Ralston Valley</u> – 38 claims (760 acres) – 100% interest.

Gold mineralization in a northwest trending Walker Lane structure is cutting Palaeozoic limestone and is parallel to the Midway structure.
High-grade intercepts (5 ft. of 6.99 oz Au/ton and 5 ft. of 1.62 oz Au/ton) are reported from drill holes. Gold-silver mineralization occurs also in fine grained intensely altered dikes.

Golconda staked part of the gravel covered valley in 1997 because the areas of drusy quartz-barite veining, silicification and decalcification, although erratic and narrow in the outcropping limestone, become more consistent and attain a width of over 300 meters (1,000 ft.) just before the outcrops are covered by gravel.

Seven shallow holes (max. 100 meters – 300 ft.) drilled by Golconda in the north western part of the claims encountered large intercepts (several 100 ft.) of quartz-calcite veining, barite, silicification and drusy dissolution breccias accompanied by highly anomalous gold values (best value 5 ft. of 0.083 oz. Au/ton).

The drilling intercepted the upper, shaley part of the sequence. Deeper drilling is expected to intercept higher gold values as the lower part consisting of laminated silty limestone, seems to be a better host rock for gold mineralization.

......./2

dlw 3/12

2) **South Monitor** – 108 claims (2,160 acres) – 60% interest

The Property covers the southern extension of the Midway structure and is underlain by hydrothermally altered Tertiary tuffaceous sediments and rhyolitic domes. The potassic altered rock covers an area of 2 km by 2.5 km and is accompanied by highly anomalous gold, silver, antinomy, arsenic and mercury.
Disseminated gold mineralization in the 0.020 oz Au/ton plus range occurs in two larger zones and has been encountered in drilling to a depth of 640 ft. Near surface high-grade drill intercepts of 10 ft. of 0.100 oz Au/ton or more occur over 2 km.

The large size of the altered area, the style of the alteration (potassic) and the type of gold mineralization (disseminated gold to great depth and high-grade vein-type) gives this property a very high potential.

Priority targets to delineate possible mineable gold deposits are zones of high grade veining and the contact of these veins with the underlying Palaeozoic limestone, which is projected to occur at a depth of about 1,800 ft. (550 meters)

Golconda is pleased to announce that the agreement by which the company had the right to earn a 60% interest in the property before April 31, 2001 has been renegotiated and Golconda has bought out a 50% interest in the claims for 300,000 shares of Golconda and 300,000 two year warrants with an exercise price of 0.20 cents/share and a 10% direct interest from a second party for 60,000 shares and 60,000 warrants. The deals are at arms length and are subject to regulatory approval.
Golconda has the right to earn a further 20% in the property by occurring US$300, 000.00 in exploration expenditures for a total of 80% direct interest in the property.

3) **Monitor Flats** – 27 claims (540 acres) – 100% interest

Golconda staked this property in the beginning of November. The claims are covered by sand and gravel except for two small hills, each with a diameter of about 50 meters (150 ft.). These two hills, about 1 km apart, show hydrothermal alteration and anomalous gold, arsenic and mercury values in Tertiary volcanics.
The main attraction of these claims is the potential for high-grade Carlin-type gold mineralization in the underlying Ordovician limestone, which is projected to occur at a depth of about 50–60 meters (200 ft.). The mineralization occurs to the south and on trend of the high-grade Eastridge structure of the South Monitor Property.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net
web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

December 16, 2002

NEWS RELEASE

FINANCING TO RAISE UP TO $360,000.00 FOR EXPLORATION IN CANADA AND UNITED STATES

Golconda Resources Ltd. is making a private placement of 1.2 million shares at $0.30 per share. Each share carries a warrant to buy another share at $0.35 within a year. Up to 900,000 shares and warrants will have flow through benefits attached. A commission may be paid to dealers who assist in the financing.

Exploration plans for January and February:

Wapawekka – Saskatchewan

The properties are situated along the northern rim of the Wapawekka Intrusive Complex and are 100% owned by Golconda. A diamond drill program last year by Golconda intersected 60 meters (200 ft.) of massive sulphides of the copper-zinc type, which contained values of up to 0.15% Cu and 0.35% Zn. An airborne magnetic and electromagnetic survey is planned to delineate other massive sulphide bodies with potentially higher grades.

The massive sulphide bodies of Flin Flon at the border of Saskatchewan and Manitoba occur in the same geological environment as the massive sulphides bodies in the Wapawekka area. The Flin Flon ore bodies have a total tonnage of about 63 million and an average grade of 2.85 g. gold and 43 g. silver per tonne (0.083 oz Au/ton – 1.25 oz Ag/ton), and carry 2.20% copper and 4.10% zinc. Old drill records point to the existence of more massive sulphide bodies in the Wapawekka area and the airborne survey is expected to delineate them.

Shulin Lake – Alaska – 51% interest – Diamonds

The joint venture has drilled a total of 15 holes this year into a tertiary sedimentary – volcanic sequence which showed an increase in the deep seated volcanic component towards the north. Hole #10 contained one sample from about 600 ft. depth to contain 16 micro-diamonds. The overlying sample of very fine material contained one very small micro-diamonds. There were no diamonds found in samples from the other holes.

Air photo interpretation found an apparent 1.5 km diameter circular structure about 2 km distant from the closest drill hole. Ground examination showed that there is no outcrop over this feature. Two samples were taken about 400 meters apart from the bottom of two little rivulets. One sample contained mainly grantic and the other mainly volcanic components yet both showed fresh single grains of chrome diopside. It is thought that these samples represent different rock types from an underlying volcanic centre (potential pipe). In February when the ground is frozen exploration trenches will be dug in this structure by bulldozer, which will be followed by drilling.

Nevada Properties – Gold

South Monitor – 108 claims (2160 acres) 80%

Golconda has bought a 50% interest in these claims and was able to acquire another 30% (instead of 10% as reported in the November 22, 2002 News Release) for 120,000 shares and 120,000 warrants with an exercise price of 20 cents/share.

The property lies in Ralston Valley at the southern end of the Midway structure which is receiving great attention because of the Newmont Mining and Midway Gold joint venture. On the South Monitor claims strongly altered rock covers a two square mile area and is accompanied by widespread gold-silver mineralization.

Golconda has three properties with Carlin type gold targets in Ralston Valley (South Monitor, RV-claims, Monitor Flats – see News Release of November 22) and will start a drilling program in January.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Web site: www.golcondaresources.com

#82-3167

QUARTERLY REPORT
BC FORM 51-901F

Incorporated as part of: _____ **Schedule A**
__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	620, 304 - 8th Avenue S.W. Calgary, Alberta T2P 1C2
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR QUARTER ENDED:	September 30, 2002
CONTACT E-MAIL ADDRESS:	golcondaresources@telus.net
DATE OF REPORT:	November 29, 2002

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signature	**Guenter J. Liedtke** Name of Director	**2002/11/29** Date Signed
Signature	**Terry S. C. Chan** Name of Director	**2002/11/29** Date Signed

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the nine months ended September 30, 2002 is included in Note 3 of the interim consolidated financial statements in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in the interim consolidated financial statements in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE THIRD QUARTER

Issue Date	Securities Type	Number Issued	Total Price (Cdn$)	Total Proceeds (Cdn$)	Consideration/ Type of Issue
July 24, 2002	Common	150,000	0.40	60,000	Cash/Options
Aug. 14, 2002	Common	20,000	0.40	8,000	Cash/Options
Sept. 5, 2002	Common	215,000	0.35	75,250	Cash/warrants
		385,000		143,250	

(b) PARTICULARS OF OPTIONS GRANTED DURING THE THIRD QUARTER

Issue Date	Number of Shares	Name of Optionee	Exercise Price(Cdn$)	Expiry Date

No options were granted during the period.

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT SEPTEMBER 30, 2002

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	35,806,234	$10,499,640

A summary of options outstanding as at September 30, 2002 is included in Note 4 c) and a summary of warrants outstanding as at September 30, 2002 is included in Note 4 d) to the interim consolidated financial statement in Schedule A .

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Address	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Golconda Resources Ltd. ("Golconda"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States.

During the quarter ended September 30, 2002, Golconda continued the drilling programme on the Lone Peak gold prospect located near Cranbrook, B.C, in the Fort Steele Mining Division. A total of 8 holes were drilled and showed the existence of a large hydrothermal system. A magnetic anomaly occurring on the northern part of the claims is possibly intrusion related, with the intrusion being the source of gold. Three additional claims were staked (75 ha) in this area.

Subsequent to the end of the period, on October 29, 2002, TSX Venture Exchange accepted for filing a 4-year arm's length Option Agreement pursuant to which Golconda will acquire 100% interest in 29 mineral claims in the Fort Steele Mining Division in British Columbia. In consideration, Golconda will issue 200,000 common shares at a deemed price of $0.32 per share, of which 50,000 shares have been paid with the remaining shares due over a period of 3 years. The property is subject to a 2% NSR retained by the Arm's Length Party. The claims cover a second anomaly.

Golconda decided to continue the exploration programme on the Shulin Lake, Alaska, diamond prospect after the discovery of a total of 17 micro diamonds in two adjoining samples in Hole No. 10. Five additional holes have been drilled. Prospecting work showed a complex circular feature about 2 Km to the North of the drilled area which could be the source of the micro diamonds and the indicator minerals found so far. Work in this area is planned for February 2003.

During the quarter, Golconda received $143,250 through the exercise of warrants and options.

Golconda has no investor relations arrangements.

Golconda liabilities at September 30, 2002 were $494,608 compared to $638,234 at December 31, 2001.

Subsequent to the end of the period, 575,000 warrants were exercised at $0.35 per share for total proceeds of $201,250.

A sudden interest by gold mining companies in the Tonopah area of Nevada for potential Carlin-type gold deposits has justified our long time involvement in this area. Golconda has added additional claims to the 100% owned Ralston Valley prospect. We staked 27 claims (540 acres) over an area with anomalous gold values. Effective November 19, 2002, Golconda has acquired in two separate transactions a 60% direct interest in the South Monitor claims, located in Nye County. In consideration, Golconda will issue an aggregate 360,000 common shares at a deemed price of $0.20 per share with attached 360,000 warrants to purchase 360,000 common shares at a price of $0.20 per share for a period of two years. These transactions are subject to regulatory approval.

To finance its projects, Golconda is wholly dependent upon the continual support of investors through the issuance of treasury shares, and is planning to raise funds by way of a private placement of shares to finance the continuation of its exploration programs.

#82-3167

TSX venture EXCHANGE

Noy Douangphrachanh
Analyst
Corporate Finance
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2803
F (403) 234-4212
noy@tsxventure.com

October 29, 2002

Guenter J. Liedtke
Golconda Resources Ltd.
Suite 620, 304 – 8th Ave. S.W
Calgary, AB T2P 1C2

Dear Mr. Liedtke,

Re: Golconda Resources Ltd. (the "Company") Submission #78881
Expedited Acquisition of Mineral Claims from Lone Peak Placer Ltd.

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: October 29, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing an Option Agreement dated September 30, 2002 between Golconda Resources Ltd. ("Golconda") and Arm's length Party pursuant to which Golconda will acquire a 100% interest in 29 mining claims in the Fort Steele Mining Division in British Columbia. In consideration Golconda will issue 200,000 common shares at a deemed price of $0.32 for the claims. The property is subject to a 2% Net Smelter Royalty retained by the Arm's Length Party.

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Noy. Douangphrachanh
Analyst, Corporate Finance

CDNX

#82-3167

November 1, 2001

Writer's Direct Line: (403) 974-8631

Guenter Liedtke, ***President***
Golconda Resources Ltd.

Dear Mr. Liedtke,

Re: Golconda Resources Ltd. (the "Company") Submission #:69133
Option Agreement

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: November 1, 2001
Tier 2 Company

CDNX has accepted for filing an arms-length Option Agreement between Golconda Resources Ltd. (the "Company") and Brian Kostiuk, pursuant to which the 4 year Option Agreement will allow the Company to acquire a 90% interest in the Lone Group of claims in the Fort Steele Mining Division of British Columbia. In consideration, the Company will issue 200,000 shares of Golconda Resources Ltd., of which 50,000 shares will be payable upon signing of the agreement with the remaining shares due over a period of 3 years. Golconda will be required to spend $300,000 over a period of 3 years in exploration costs. Brian Kostiuk is subject to 2% Net Smelting Royalty.

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Noy. Douangphrachanh
Analyst, Corporate Finance

TSX venture EXCHANGE

#82-3167

November 29, 2002

Jeff Wong
Analyst
Corporate Finance
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2853
F (403) 234-4325
jeff.wong@tsxventure.com

VIA FAX ONLY: (403) 232-8650

Mr. Guenter J. Liedtke
Golconda Resources Ltd.
Suite 620, 304 – 8th Avenue SW
Calgary, Alberta T2P 1C2

Dear Mr. Liedtke:

**Re: Golconda Resources Ltd. (the "Company") – Submission #79580
Expedited Acquisition**

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: November 29, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation, pursuant to an arm's length Partnership Interest Sale Agreement dated November 19, 2002 (the "Agreement") between Golconda Resources Ltd. (the "Company") and an arm's length party (the "Vendor"), to acquire a 50% partnership interest in the Gold Exploration General Partnership, a Nevada general partnership, which owns 108 unpatented mining claims, located in Nye County, Nevada. In consideration, the Company will issue to the Vendor 300,000 common shares at a deemed price of $0.20 per share and 300,000 warrants to purchase an additional 300,000 common shares at an exercise price of $0.20 for a two-year period.

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Jeff Wong
Analyst, Corporate Finance

#82-3167

TSX venture EXCHANGE

December 19, 2002

Jeff Wong
Analyst
Corporate Finance
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2853
F (403) 234-4325
jeff.wong@tsxventure.com

VIA FAX ONLY: (403) 232-8650

Mr. Guenter J. Liedtke
Golconda Resources Ltd.
Suite 620, 304 – 8th Avenue SW
Calgary, Alberta T2P 1C2

Dear Mr. Liedtke:

**Re: Golconda Resources Ltd. (the "Company") – Submission #80107
Expedited Acquisition**

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: December 19, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation, pursuant to an arm's length Partnership Interest Sale Agreement dated December 5, 2002 (the "Agreement") between Golconda Resources Ltd. (the "Company") and an arm's length party (the "Vendor"), to acquire 60% of the Vendor's 50% partnership interest in the Gold Exploration General Partnership, a Nevada general partnership, which owns 108 unpatented mining claims, located in Nye County, Nevada. This brings the Company's total interest in the Gold Exploration General Partnership to 80%. In consideration, the Company will issue to the Vendor 120,000 common shares at a deemed price of $0.20 per share and 120,000 warrants to purchase an additional 120,000 common shares at an exercise price of $0.20 for a two-year period.

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Jeff Wong
Analyst, Corporate Finance

#82-3167

ALBERTA SECURITIES COMMISSION

FORM 20
The *Securities Act*

Report Under Section 132 (1) of the *Securities Act* of a trade made under section 131(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (bb) of the *Securities Act* or section 122(b) or (d) of the Alberta Securities Commission Rules.

Report under Section 7.1 of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: *Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nr is it required int eh circumstances described in Section 7.1(2) of Multilateral instrument 45-103 Capital Raising Exemptions.*

1 Full name and address of the Vendor:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S.W., Calgary, Alberta T2P 1C2

2 Name and address of the Issuer of the security traded and description of the security:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S. W., Calgary, Alberta T2P 1C2
- Common Shares without par value.

3 Date of trade(s): - November 4, 2002

4 Amount or Number of Securities purchased: 50,000

5 The Vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied on and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to securities holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

- The Certified List, dated November 14, 2002, is filed together with this report.

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent: N/A

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution. - Nil.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,
this 14th day of November, 2002.

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

Signature

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

#82-3167

ALBERTA SECURITIES COMMISSION

FORM 20
The *Securities Act*

Report Under Section 132 (1) of the *Securities Act* of a trade made under section 131(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (bb) of the *Securities Act* or section 122(b) or (d) of the Alberta Securities Commission Rules.

Report under Section 7.1 of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: *Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nr is it required int eh circumstances described in Section 7.1(2) of Multilateral instrument 45-103 Capital Raising Exemptions.*

1 Full name and address of the Vendor:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S.W., Calgary, Alberta T2P 1C2

2 Name and address of the Issuer of the security traded and description of the security:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S. W., Calgary, Alberta T2P 1C2
- Common Shares without par value.

3 Date of trade(s): - November 7, 2002

4 Amount or Number of Securities purchased: 50,000

5 The Vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied on and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to securities holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

- The Certified List, dated November 14, 2002, is filed together with this report..

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent: N/A

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution. - Nil.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,
this 14th day of November, 2002

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

Signature

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

#82-3167

ALBERTA SECURITIES COMMISSION

FORM 20
The *Securities Act*

Report Under Section 132 (1) of the *Securities Act* of a trade made under section 131(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (bb) of the *Securities Act* or section 122(b) or (d) of the Alberta Securities Commission Rules.

Report under Section 7.1 of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: *Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nr is it required int eh circumstances described in Section 7.1(2) of Multilateral instrument 45-103 Capital Raising Exemptions.*

1 Full name and address of the Vendor:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S.W., Calgary, Alberta T2P 1C2

2 Name and address of the Issuer of the security traded and description of the security:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S. W., Calgary, Alberta T2P 1C2
- Common Shares without par value.

3 Date of trade(s): - December 4, 2002

4 Amount or Number of Securities purchased:

- 300,000 shares with attached 300,000 warrants to purchase an additional 300,000 shares.

5 The Vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied on and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to securities holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

- The Certified List, dated December 13, 2002, is filed together with this report.

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent: N/A

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution. - Nil.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,
this 13th day of December, 2002.

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

Signature

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

ALBERTA SECURITIES COMMISSION

#82-3167

FORM 20
The *Securities Act*

Report Under Section 132 (1) of the *Securities Act* of a trade made under section 131(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (bb) of the *Securities Act* or section 122(b) or (d) of the Alberta Securities Commission Rules.

Report under Section 7.1 of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: *Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nr is it required int eh circumstances described in Section 7.1(2) of Multilateral instrument 45-103 Capital Raising Exemptions.*

1 Full name and address of the Vendor:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S.W., Calgary, Alberta T2P 1C2

2 Name and address of the Issuer of the security traded and description of the security:

- Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S. W., Calgary, Alberta T2P 1C2
- Common Shares without par value.

3 Date of trade(s): - December 27, 2002

4 Amount or Number of Securities purchased:

- 120,000 shares with attached 120,000 warrants to purchase an additional 120,000 shares.

5 The Vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied on and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to securities holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

- The Certified List, dated December 27, 2002, is filed together with this report.

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent: N/A

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution. - Nil.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,
this 27th day of December, 2002.

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

Signature

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

#82-3167

GOLCONDA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2002	December 31, 2001
Assets		
Current		
Accounts receivable	$ 4,642	$ 17,087
Prepaid expenses	984	916
	5,626	18,003
Mineral properties and deferred expenditures - Note 3	3,999,897	3,410,336
Capital - Note 2	7,890	6,012
Mineral reclamation deposits	46,400	40,900
	$ 4,059,813	$ 3,475,251
Liabilities		
Current		
Bank indebtedness	$ 4,514	$ 1,714
Accounts payable and accrued liabilities	424,136	611,520
Loans payable	65,958	25,000
	494,608	638,234
Shareholders' equity		
Share capital - Note 4	10,499,640	9,595,825
Deficit	(6,934,435)	(6,758,808)
	3,565,205	2,837,017
	$ 4,059,813	$ 3,475,251

Approved by the Board:

______________________, **Director**
Guenter J. Liedtke

______________________, **Director**
Terry S. C. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Expenses				
Accounting and audit fees	$ 2,998	$ 1,920	$ 5,674	$ 7,589
Administration fees	5,378	6,000	15,591	12,353
Annual general meeting	235	1,945	7,695	13,936
Dues,fees and memberships	133	584	3,403	4,825
General exploration	-	-	-	5,131
Investor relations	-	-	16,063	-
Office rent	12,680	9,895	39,053	26,876
Office and printing	3,959	5,833	11,906	17,284
Salaries	17,839	11,405	55,707	36,223
Shareholders' information	2,646	1,618	13,053	5,166
Transfer agent	3,192	1,646	7,482	7,315
	49,060	40,846	175,627	136,698
LOSS FOR THE PERIOD	(49,060)	(40,846)	(175,627)	(136,698)
DEFICIT, BEGINNING OF PERIOD	(6,885,375)	(6,665,315)	(6,758,808)	(6,569,463)
DEFICIT, END OF PERIOD	$ (6,934,435)	$ (6,706,161)	$ (6,934,435)	$ (6,706,161)
LOSS PER SHARE	$ (0.001)	$ (0.001)	$ (0.005)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (49,060)	$ (40,846)	$ (175,627)	$ (136,698)
Net change in non-cash working capital items				
Accounts receivable and accruals	6,264	(15,915)	12,445	5,425
Prepaid expenses	-	-	(68)	(934)
Accounts payable and accrued liabilities	112,827	208,141	(187,384)	142,359
Loans payable	60,616	-	40,958	-
	130,647	151,380	(309,676)	10,152
Financing activities				
Issuance of shares pursuant to:				
Private placements, net of expenses of issue	-	-	248,565	357,500
Exercise of stock options	33,400	-	184,000	127,500
Exercise of warrants	75,250	-	471,250	40,000
Acquisition of mineral claims	-	-	-	450,000
Share subscriptions received	-	286,400	-	286,400
	108,650	286,400	903,815	1,261,400
Investing activities				
Exploration expenditures	(243,456)	(538,820)	(589,561)	(1,342,642)
Acquisition of capital assets	(1,878)	-	(1,878)	(2,799)
Additions to deposits	-	-	(5,500)	-
	(245,334)	(538,820)	(596,939)	(1,345,441)
(DECREASE) IN CASH	(6,037)	(101,040)	(2,800)	(73,889)
CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	1,523	70,334	(1,714)	43,183
(BANK INDEBTEDNESS), END OF PERIOD	$ (4,514)	$ (30,706)	$ (4,514)	$ (30,706)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2001.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,202	$ 3,274
Computer equipment	10,205	5,589	4,616
	$ 20,681	$ 12,791	$ 7,890

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total September 30 2002	Total December 31 2001
Canada				
Big Sandy	$ 45,000	$ -	$ 45,000	$ 45,000
Ennis Lake	15,149	538,757	553,906	567,645
Lone Peak	23,700	335,189	358,889	54,398
Peter Lake	201,545	221,020	422,565	416,885
Wapawekka	153,206	823,429	976,635	981,964
Wert Lake	1,873	134,854	136,727	127,229
	440,473	2,053,249	2,493,722	2,193,121
United States				
Ralston Valley	15,844	122,611	138,455	133,772
Shulin Lake, Alaska	138,210	423,264	561,474	297,017
South Monitor, Nevada	142,382	663,864	806,246	786,426
	296,436	1,209,739	1,506,175	1,217,215
	$ 736,909	$ 3,262,988	$ 3,999,897	$ 3,410,336

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited)

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares	Stated Value
Balance, December 31, 2001	33,011,234	$ 9,595,825
Issued for cash		
Pursuant to private placements (net of share issue costs of $1,435)	1,000,000	248,565
Pursuant to exercise of stock options	380,000	184,000
Pursuant to exercise of warrants	1,415,000	471,250
Balance, September 30, 2002	35,806,234	$ 10,499,640

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. The option's maximum term is three years.

A summary of the status of the Company's stock option plan as at September 30, 2002 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of period	3,175,000	0.42
Exercised	(380,000)	0.48
Expired	(615,000)	0.56
Outstanding, end of period	2,180,000	0.37

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited)

Note 4 - Share Capital *(Continued)*

The following table summarizes information about stock options outstanding at September 30, 2002:

Exercise Price	Shares	Expiry Date
$ 0.40	950,000	July 19, 2003
$ 0.40	280,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
	2,180,000	

d) Warrants

A summary of the status of the common share purchase warrants as at September 30, 2002 and changes during the period then ended is presented below:

	Warrants	Expiry Date	Exercise Price ($)
Outstanding, beginning of period	950,000	October 18, 2002	$0.35
Issued	1,000,000	March 25, 2003	$0.30
Exercised	(215,000)	October 18, 2002	$0.35
Outstanding, end of year	1,735,000		
Weighted Average Exercise Price	**$0.32**		

Note 5 - Related Party Transactions

During the period the Company paid $51,613 for consulting and professional fees to officers and directors of the Company.

Accounts payable include $2,550 payable to officers of the Company.